FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2007
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	News Release dated July 12, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited

Date:	July 12, 2007	By:	/s/ Nilesh Trivedi
			Name :	Nilesh Trivedi
			Title :	Assistant Company Secretary

Item 1

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Bandra (E) Mumbai-400051.

Press Release	July 12, 2007

ICICI Bank (NYSE:IBN) - "ICICI Bank Limited filed its Form 20-F/A for the year ended March 31, 2007 on June 13, 2007. Copies are available from the SEC via the direct link to its website located under "About Us/Investor Relations/SEC Filings" on ICICI Bank's website, or via www.sec.gov.  Shareholders/Members of the Bank may also write to Mr. Jyotin Mehta, General Manager & Company Secretary, ICICI Bank Limited, 7th Floor, North Tower, Bandra Kurla Complex, Mumbai 400 051 (jyotin.mehta@icicibank.com), requesting a hard copy of the Form 20-F  free of charge."

For further press queries please call Charudatta Deshpande at 91-22-2653 8208 or e-mail: charudatta.deshpande@icicibank.com.

For investor queries please call Rakesh Jha at 91-22-2653 6157 or Rupesh Kumar at 91-22-2653 7126 or email at ir@icicibank.com